SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                     INFORMATION STATEMENT TO BE INCLUDED IN
               STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                            LAMAR CAPITAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   51282P 10 6
                                 (CUSIP Number)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13G is for the calendar year ended December 31, 1998.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)





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CUSIP NO. 51282P 10 6              13G                 Page 2 of 5 Pages


1.        NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Donna R. Byrd, ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)  [ ]

                                                       (b)  [ ]

3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF          5. SOLE VOTING POWER
SHARES                236,100
BENEFICIALLY
OWNED BY           6. SHARED VOTING POWER
EACH                  N/A
REPORTING
PERSON             7. SOLE DISPOSITIVE POWER
WITH                  236,100

                   8. SHARED DISPOSITIVE POWER
                      N/A

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          236,100

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*   [ ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.5%

12.       TYPE OF REPORTING PERSON*                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a).    Name of Issuer:

               Lamar Capital Corporation

Item 1 (b).    Address of Issuer's Principal Executive Offices:

               401 Shelby Speights Drive
               Purvis, Mississippi 39475

Item 2 (a).    Name of Person Filing:

               Donna R. Byrd

Item 2 (b).    Address of Principal Business Office or, if none, residence:

               1072 Talowah Road
               Purvis, Mississippi 39475

Item 2 (c).    Citizenship:

               See Item 4 of Cover Page

Item 2 (d).    Title of Class of Securities:

               See Cover Page

Item 2 (e).    CUSIP Number:

               See Cover Page

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (d), Check Whether the Person Filing is a:

               (a)    [   ]   Broker or dealer registered under Section 15 of
                              the Exchange Act.

               (b)    [   ]   Bank as defined in Section 3(a)(6) of the Exchange
                              Act.

               (c)    [   ]   Insurance Company as defined in Section 3(a)(19)of
                              the Exchange Act.

               (d)    [   ]   Investment Company registered under Section 8 of
                              the Investment Company Act.

               (e)    [   ]   An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E).

               (f)    [   ]   An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F).

               (g)    [   ]   A parent holding company or control person in
                              accordance with Rule 13d- 1(b)(1)(ii)(G).

               (h)    [   ]   A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act.

               (i)    [   ]   A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of the Investment Company Act.

               (j)    [   ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.   [ ]

Item 4.        Ownership.

               (a)    Amount beneficially owned:

                      236,100

               (b)    Percent of Class:

                      5.5%

               (c)    Numbers of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote:

                        See Item 5 of Cover Page.

                  (ii)  Shared power to vote or to direct the vote:

                        See Item 6 of Cover Page.

                  (iii) Sole power to dispose or to direct the disposition of:

                        See Item 7 of Cover Page.

                  (iv)  Shared power to dispose or to direct the disposition of:

                        See Item 8 of Cover Page.

Item 5.        Ownership of Five Percent or Less of a Class.

               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another  Person.

               N/A




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Item 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.        Identification and Classification of Members of the Group.

               N/A

Item 9.        Notice of Dissolution of Group.

               N/A

Item 10.       Certifications.

               N/A

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 5, 1999
                                             -----------------------------------
                                                           (Date)
                                             /s/ Donna R. Byrd
                                             -----------------------------------
                                                         (Signature)

                                              Donna R. Byrd
                                             -----------------------------------
                                                         (Name/Title)